UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-11967

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astoria Federal Savings and Loan Association Incentive Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Astoria Financial Corporation, One Astoria Federal Plaza, Lake Success, New York 11042-1085

Page ___1___ of ___21___. Exhibit Index is located at page 4.

REQUIRED INFORMATION

Item 1.   Not Applicable.

Item 2.   Not Applicable.

Item 3.   Not Applicable.

Item 4.   Audited Statements of Assets Available for Plan Benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan as of December 31, 2006 and 2005 and the related Statements of Changes in Assets available for Plan Benefits for the years then ended are attached hereto as Exhibit 1 which is incorporated by reference herein.

Exhibit 1.   Audited Financial Statements of the Astoria Federal Savings and Loan Association Incentive Savings Plan Financial Statements and Supplemental Schedule.

Exhibit 2.   Consent of KPMG LLP.

Exhibit 3.   Written Statement furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350.

Page ___2___ of ___21___.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Astoria Federal Savings and Loan Association Incentive Savings Plan
(Name of Plan)

Dated: June 26, 2007

Arnold K. Greenberg, Plan Administrator

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EXHIBIT INDEX

Sequential Page No.

Page __4__ of __21__.

EXHIBIT NO. 1

Page ___5___ of ___21___ .



ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm)

ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Table of Contents

*   Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Trustee
Astoria Federal Savings and Loan Association
  Incentive Savings Plan:

We have audited the accompanying statements of assets available for plan benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 25, 2007

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ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Assets Available for Plan Benefits

		At December 31,		
		2006		2005
Investments at fair value:				
Pooled separate accounts	$	31,638,711	$	28,114,650
Astoria Financial Corporation common stock		24,087,024		25,277,655
Prudential Retirement Insurance and Annuity Company				
Guaranteed accounts		14,198,014		13,602,541
Loans to participants		1,489,918		1,406,639
Total investments at fair value		71,413,667		68,401,485
Receivables:				
Participants' contributions		83,414		117,036
Total receivables		83,414		117,036
Assets available for plan benefits	$	71,497,081	$	68,518,521

See accompanying notes to financial statements.

ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Changes in Assets Available for Plan Benefits

| | For the Year Ended December 31, | |
	2006	2005
Additions to assets attributed to:		
Investment activities:		
Interest	$ 375,245	$ 381,082
Dividends	781,521	687,400
Interest on participant loans	75,569	56,665
Net appreciation in fair value of investments	4,741,405	4,511,331
	5,973,740	5,636,478
Participants' contributions	3,841,136	3,988,515
Participants' diversification from the Astoria Federal Savings and Loan Association's Employee Stock Ownership Plan	2,377,102	1,857,915
Total additions	12,191,978	11,482,908
Deductions from assets attributed to:		
Benefits paid to participants	(9,180,793)	(5,075,903)
Administrative expenses	(32,625)	(32,031)
Total deductions	(9,213,418)	(5,107,934)
Net increase	2,978,560	6,374,974
Assets available for plan benefits:		
Beginning of year	68,518,521	62,143,547
End of year	$ 71,497,081	$ 68,518,521

See accompanying notes to financial statements.

3

(1) Description of the Plan

The following brief description of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering substantially all eligible employees of Astoria Federal Savings and Loan Association (the Association and plan administrator). The parent of the Association is Astoria Financial Corporation. The Plan was established in March of 1986 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan's custodian is Prudential Retirement Insurance and Annuity Company (PRIAC) and the Plan's trustee is Prudential Bank & Trust Company, FSB, both of which are subsidiaries of Prudential Retirement, Inc.

(b) Eligibility and Participation

Employees can enroll in the Plan on the first day of the pay period following the date he/she meets the Plan's eligibility requirements. Full-time employees are eligible to participate in the Plan when they complete one-year of service and are at least twenty-one (21) years of age. Part-time employees are eligible to participate in the Plan when they complete one year of service and work at least 1,000 hours in either their initial year of service or any subsequent plan year and are at least twenty-one (21) years of age.

(c) Contributions

The Plan allows participants to contribute from 1% to 15% of their eligible compensation up to a maximum of $15,000 and $14,000 for the years ended December 31, 2006 and 2005, respectively. Also, employees over 50 on December 31, 2005 and 2004 may elect to contribute up to $5,000 and $4,000, respectively, in tax deferred savings, known as "catch up contributions" for the 2006 and 2005 plan years, respectively. Matching contributions, if any, will be made at the discretion of the Association. The Association did not make any matching contributions for the years ended December 31, 2006 and 2005. The Plan also allows certain vested participants in the Astoria Federal Savings and Loan Association Employee Stock Ownership Plan (ESOP) to make transfers from their stock and/or cash account balances from the ESOP to the Plan. During the years ended December 31, 2006 and 2005, a total of $2,377,102 and $1,857,915, respectively, were transferred from the ESOP to the Plan.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution, allocation of the Association's contribution (if any), and plan earnings. Allocations are based on participant contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

11 of 21

4   (Continued)

(e) Vesting and Forfeitures

Participants have a fully vested interest in their contributions and earnings thereon. Regardless of the participant's years of vesting service, their account will become 100% vested if they should die or attain age 65 while working for the Association. The participant's vested interest in the Association's matching contributions shall be determined as follows:

Years of service	Vested percentage
Less than 2	—%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 or more	100

Any Association contributions forfeited by reason of failure to vest, shall be used by the Plan to reduce its plan expenses at the end of the plan year in which the forfeiture becomes certain, or any other subsequent plan year as the Association may choose until the amounts are completely utilized. For the years ended December 31, 2006 and 2005, $14,773 and $22,727, respectively, of forfeitures were used to pay expenses of the Plan as permitted by the Plan, that were not otherwise paid by the Association. As of December 31, 2006 and 2005, $94,170 and $102,326, respectively, of forfeitures remain available for use to pay future expenses of the Plan.

(f) Plan Benefits and Distributions

Upon a participant's termination in the Plan due to retirement, disability, or death, the participant or designated beneficiary will receive the value of the vested account balances in a single lump sum payment.

Upon a participant's termination in the Plan for reasons other than retirement, disability, or death, benefits will be distributed in a lump sum or in two or more partial payments. Participants with balances of less than $5,000 (exclusive of any rollover balance credited to the account) are paid in a single lump sum payment. Effective March 2005, participants may elect to have this distribution paid directly to an Eligible Retirement Plan specified by the participant in a direct rollover (exclusive of any vested account balances less than $1,000). If the participant fails to make a timely election, the plan administrator will pay the distribution in a direct rollover to an Individual Retirement Plan designated by the plan administrator.

During employment, participants may make withdrawals of their contributions in the event of a "hardship withdrawal" or attainment of age 59½.

(g) Loans to Participants

A participant may request a loan from the Plan for up to one-half of the adjusted value of the participant's vested interest in the Plan. The minimum loan amount is $1,000 and the maximum loan

(Continued)

amount is $50,000. Outstanding loans to the Plan's participants were at interest rates between 4.00% and 8.50% as of December 31, 2006 and at interest rates between 3.82% and 9.50% as of December 31, 2005. Loans must be repaid within 5 years except for loans made for the purchase of the participant's primary residence, which must be repaid within 15 years. The outstanding loan terms range from 1 to 15 years at December 31, 2006 and 2005. Interest received on outstanding participant loans is transferred into the participants' accounts based on their elected percentage allocation of the available funds. Principal and interest is paid ratably through semi-monthly payroll deductions.

(2) **Summary of Significant Accounting Policies**

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles. The Plan's more significant accounting policies are as follows:

(a) *Basis of Presentation*

The accompanying financial statements have been prepared under the accrual basis of accounting.

(b) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results may differ from those estimates and assumptions.

(c) *Investment Valuation and Income Recognition*

The pooled separate accounts of the Plan consist of common stocks and bonds held in pooled accounts. These investments are carried by the Plan at fair value, which is based on the value of the underlying securities included in the pooled accounts. Closing market prices are used for those securities traded on a national exchange, while shares of the pooled funds are valued at the Plan's aggregate investment in the shares of such funds at their reported net asset value at the end of each period.

The Plan's investment in Astoria Financial Corporation common stock is carried at fair value, as determined by the closing market price. Loans to participants are carried at cost, which approximates fair value.

The guaranteed accounts of the Plan represent investments with a guarantee as to future return and against loss of principal. The Plan has two guaranteed accounts managed by PRIAC, whereby investments are guaranteed as to principal and credited interest.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan, such as the PRIAC guaranteed accounts, are required to be reported in the Statements of Assets Available

/3 ᴏF ᴬ/

for Plan Benefits at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Any amount representing a difference between the fair value of an investment contract and the amount at which participants can transact with the fund is presented as an adjustment on the face of the Statements of Assets Available for Plan Benefits.

The Plan's guaranteed accounts managed by PRIAC are fully benefit-responsive. The concept of value other than contract value does not apply to the PRIAC guaranteed accounts even upon discontinuance of the contract. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. There are not specific securities in the guaranteed accounts that back the liabilities of the annuity contracts, therefore the guaranteed accounts are not traditional guaranteed investment contracts. The Statements of Assets Available for Plan Benefits presents the fair value of the PRIAC guaranteed accounts which is equal to the contract value and no adjustment is required on the Statements of Assets Available for Plan Benefits. The Statements of Changes in Assets Available for Plan Benefits are prepared on a contract value basis.

There are no reserves against contract value for credit risk of the contract issuer (PRIAC) or otherwise. Interest is credited on contract balances using a single "portfolio rate" approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting. When establishing interest crediting rates for the guaranteed accounts, PRIAC considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer's general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%. The crediting interest rate for the period from January 1, 2006 through June 30, 2006 was 3.35% and the crediting interest rate for the period from July 1, 2006 through December 31, 2006 was 3.75%. The interest yield for the period from January 1, 2006 through December 31, 2006 was 3.55%. The crediting interest rate for the period from January 1, 2005 through June 30, 2005 was 3.65% and the crediting interest rate for the period from July 1, 2005 through December 31, 2005 was 3.35%. The interest yield for the period from January 1, 2005 to December 31, 2005 was 3.50 %.

Generally, there are no events that could limit the ability of the Plan to transact at contract value with the issuer. There are no events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(Continued)

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ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Investment income recorded by the Plan includes current earnings from investments, the net change in the unrealized appreciation or depreciation in assets, and any realized gains and losses on investments sold during the period.

(d) *Payment of Benefits*

Benefits to participants or their beneficiaries are recorded when paid.

(e) *Impact of Recent Accounting Standards and Interpretations*

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No.157 to have a material impact on the statement of assets available for plan benefits or statement of changes in assets available for plan benefits.

(3) **Risks and Uncertainties**

The Plan offers a number of investment options including Astoria Financial Corporation common stock and a variety of pooled investment funds. The investment funds consist of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the investments in Astoria Financial Corporation common stock.

(Continued)

15 of 21

ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(4) Investments

The following investments represent 5% or more of the Plan's assets available for plan benefits at December 31, 2006 and 2005:

		2006	2005
Common stock of Astoria Financial Corporation	$	24,087,024	25,277,655
PRIAC Guaranteed Income Fund		11,601,907	10,811,555
PRIAC Large Cap Value/LSV Asset Mgmt.		9,746,101	8,156,329
PRIAC Small Cap Growth/TimesSquare Fund		4,892,461	4,394,699

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

		2006	2005
Pooled separate accounts	$	4,065,809	2,130,339
Common stock of Astoria Financial Corporation		675,596	2,380,992
	$	4,741,405	4,511,331

(5) Administrative Expenses

The Association pays investment and administrative expenses charged to it by PRIAC, except to the extent the Association elects to pay such expenses from the Plan's assets. For the plan years ended December 31, 2006 and 2005, $32,625 and $32,031, respectively, of expenses were paid from the Plan's assets. PRIAC is a party-in-interest of the Plan and thus the payment of administrative expenses to PRIAC represent related party transactions.

(6) Plan Termination

Although the Association has not expressed any intent to do so, the Association has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, all participants become 100% vested in the employer's contributions.

(7) Tax Status

The IRS determined and informed the Association by a letter dated February 26, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's counsel believe that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC.

ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
		Pooled Separate Accounts:	
*	Prudential Retirement Insurance and Annuity Company (PRIAC)	Dryden S&P 500 Index Account (37,753 units)	$ 3,157,960
*	PRIAC	Janus Worldwide Account (7,239 units)	502,659
*	PRIAC	Janus Adviser Balanced Account (42,187 units)	1,511,588
*	PRIAC	Large Cap Value/LSV Asset Mgmt (479,829 units)	9,746,101
*	PRIAC	Turner Large Cap Growth (113,492 units)	1,499,292
*	PRIAC	AIM Dynamics (37,194 units)	1,148,585
*	PRIAC	Small Cap Value/MEA Fund (51,497 units)	1,403,461
*	PRIAC	Small Cap Growth/TimesSquare Fund (203,843 units)	4,892,461
*	PRIAC	Small Cap Value/Munder Cap Fund (63,195 units)	760,127
*	PRIAC	Core Plus Bond/BSAM Fund (216,097 units)	3,218,584
*	PRIAC	Mid Cap Growth/Aritisan Partners (88,782 units)	1,084,461
*	PRIAC	Mid Cap Value/Wellington Mgt (38,649 units)	841,866
*	PRIAC	Oppenheimer Global (Class A) Fund (22,764 units)	1,871,566
		Investment Contracts:	
*	PRIAC	Guaranteed Income Fund (291,160 units)	11,601,907
*	PRIAC	Guaranteed Short-Term Account (40,612 units)	2,596,107
*	Astoria Financial Corporation	Common stock of Astoria Financial Corporation (798,641 shares)	24,087,024
*	Plan Participants	158 Participant Loans (interest rates: 4.00% – 8.50%; terms: 1-15 years)	1,489,918
			$ 71,413,667

*   Indicates a party-in-interest to the Plan

See accompanying report of independent registered public accounting firm.

Page __18__ of __21__ .

 

KPMG LLP

Consent of Independent Registered Public Accounting Firm

The Trustee
Astoria Federal Savings and Loan Association
Incentive Savings Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-113745) on Form S-8 of Astoria Federal Savings and Loan Association Incentive Savings Plan (the "Plan") of our report dated June 25, 2007, with respect to the financial statements and schedule of the Plan as of and for the years ended December 31, 2006 and 2005, which report appears in the December 31, 2006 Annual Report on Form 11-K of the Plan.

KPMG LLP

New York, New York
June 25, 2007

EXHIBIT NO. 3

STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

The undersigned, Arnold K. Greenberg, is the Executive Vice President of Astoria Federal Savings and Loan Association, the Plan Administrator of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the "Plan").

This statement is being furnished in connection with the filing by the Plan of the Plan's Annual Report on Form 11-K for the year ended December 31, 2006 (the "Report").

By execution of this statement, I certify that:

A)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and

B)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods covered by the Report.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.

__June 26, 2007____
        Dated

_____
        Arnold K. Greenberg

END